FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: September 30, 2005

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting issuer

1.

Name of reporting issuer: Cream Minerals Ltd.

Selling security holder

2.

Your name: Frank A. Lang

3.

The offices or positions you hold in the reporting issuer: Director, President & CEO

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.

Number and class of securities of the reporting issuer you beneficially own:

10,350,953 common shares

Distribution

6.

Number and class of securities you propose to sell:  500,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  Both.  If on an exchange or market, provide the name.  TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date: September 1, 2005	Frank A. Lang Your name (Selling security holder) “Frank A. Lang” Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed.  Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions.  This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions.  The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent.  Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB  T2P 3C4

Attention: Information Officer

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

Attention: Manager, Financial and Insider Reporting

Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)

Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador

P.O. Box 8700

2nd Floor, West Block

Confederation Building

75 O’Leary Avenue

St. John’s, NFLD  A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Department of Justice, Northwest Territories

Legal Registries

P.O. Box 1320

1st Floor, 5009-49th Street

Yellowknife, NWT  X1A 2L9

Attention: Director, Legal Registries

Telephone: (867) 873-7490

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS  B3J 3J9

Attention: Corporate Finance

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Department of Justice, Nunavut

Legal Registries Division

P.O. Box 1000 - Station 570

1st Floor, Brown Building

Iqaluit, NT  X0A 0H0

Attention: Director, Legal Registries Division

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Ontario Securities Commission

Suite 1903, Box 55

20 Queen Street West

Toronto, ON  M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8314

Facsimile: (416) 593-8177

Prince Edward Island Securities Office

Consumer, Corporate and Insurance Services Division

Office of the Attorney General

P.O. Box 2000

Charlottetown, PE  C1A 7N8

Attention: Registrar of Securities

Telephone:  (902) 368- 4550

Fax:  (902) 368-5283

Saskatchewan Financial Services Commission Securities Division

6th Floor, 1919 Saskatchewan Drive

Regina, SK  S4P 3V7

Attention: Deputy Director, Legal

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 6, 2005

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM RECEIVES REPORT FROM INDEPENDENT GEOPHYSICAL CONTRACTORS ON SIERRA LEONE DIAMOND PROJECT

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) is pleased to announce that it has received a report from independent geophysical contractors (Ask Geosolutions Ltd., Moscow and Yuzmorgeologia State Scientific Center, Gelendzhyk, Russia) detailing the interpretation and modelling of a marine magnetic survey over one of several targets on the offshore licences in Sierra Leone.  Yuzmorgeologia was the contractor of choice used by Casierra Development Funds Inc., the licence holders, for the work in 1995 that lead to the discovery of the first marine alluvial diamonds reported offshore in Sierra Leone territorial waters.

The main purpose of this contracted program was the implementation of the magnetic surveys and data interpretation for the evaluation of shallow recent sediments deposited several hundred meters above the crystalline basement. These sediments contain diamonds associated with weak magnetic features in the former and present distributary system of fluviatile sediments off the mouths of rivers in S.E. Sierra Leone.  The data for the interpretation were taken from a detailed survey of part of the area on license area EPL 5/94.  A total of 170 line kilometers were surveyed covering an area approximately 5 kilometers by 2 kilometers using a G-882 tow-fish magnetometer. In-survey data review identified three strongly anomalous areas.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered 13 gem quality diamonds from near the seabed surface in waters less than 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk sampling program in the next phase of work to develop this first target of many on the offshore licence. Magnetic heavy minerals occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by two large rivers, the Moa and the Mano.   Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  For millions of years the rivers have been conveying this material from diamond-bearing kimberlitic sources less than 100 kms upstream in Sierra Leone, Guinea and Liberia.  The Mano River drainage area also has a reputation as a source of rare pigeon-blood red diamonds, called  “Zimmi” red diamonds that are reported to have a value in the area of US $1 million per carat.

The post-survey data processing indicated five areas where bulk sampling should be undertaken. The following description of these five areas is taken from the conclusions of the report.

1.

A submarine paleo-shoreline of 6,000 m length and associated with it a magnetoactive layer of 100 to 400 m width and thickness of 1 to 3 meters.

2.

Channels cutting across the paleo-shoreline that are short life channels carrying fluvial sediments.

3.

A sector within a high-frequency part of the area with an anomalous magnetic field shows some distinct and well correlated zones that can be followed from survey line to line in the recent/present deposition of the fluviatile sediments onto the sea floor.  These features are approximately from 1,500 m wide and more than 2,500 m long in size, with a thickness of up to 5 meters.

4.

A submarine paleo-distributary fan of the river within the NW part of the survey area.  The size of the identified area is 800 by 1,100 meters and has a thickness of 5 to 10 meters.  The depth of the magnetoactive body is 10 to 40 meters.

5.

A larger body of 800 x 900 meters with a thickness of 210 meters was identified by results of mathematical modelling in the area of a main distributary channel.

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River (see Google earth) and that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

The exploration targets for the five areas of magnetoactive anomalies are summarized as volumes of sediment in the following table:

TABLE 1

L1(m)	L2(m)	H(m)	*Carat/m3	Cu Meters	Comment
1,200	1,060	5	0.5	6,360,000	Recent surface seds. (Fig.10 area 1)
1,600	2,450	5	0.5	19,600,000	Modern distribution fan (Fig.10 area 2)
800	900	210	0.5	151,200,000	Big body in central paleo-channel
800	1,100	5	0.5	4,400,000	Paleo-distribution fan (Fig.10 area 4)
200	6,000	2	0.5	2,400,000	Paleo-strandline (Fig.6. Area near line P1-P2)

* Assumption based on Hall, P.K.

Note: The target estimates in Table 1 are conceptual in nature and are based on extrapolations that have not been systematically tested. Within the main anomalous distributary fan (see 19,600,000 cu meters in table above) some thirteen diamonds with a size range of 0.2 to 1.22 carats have been recovered from 11 out of 13 sample sites (some sample sites had two diamonds).  This sampling does not confirm any assumed grade but does confirm the association of diamonds with the magnetoactive distributary sediments.

The contents of this news release have been prepared by Mr. Benjamin Ainsworth, P.Eng., BC, in his capacity as Cream’s “Qualified Person” for the Sierra Leone projects, for the purpose of National Instrument 43-101.

For a full copy of the above report or for more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the European Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

The above material may contain forward-looking information, as normally defined.

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 29, 2005

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS COMMENCES TRADING ON FRANKFURT STOCK EXCHANGE

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) is pleased to report that it has received confirmation from the Frankfurt Stock Exchange that on September 29, 2005, Cream Minerals shares will start trading at the Freiverkehr, under the symbol DFL (ISIN CA 2252635081).  The Skontrofuehrer is N.M. Fleischhacker AG, Frankfurt.

The Company has also signed an Investor Relations Service Agreement with AXINO AG of Stuttgart, Germany.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the Corporate Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.